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                               October 24, 2022

       Jiang Hui
       Chief Executive Officer
       Wave Sync Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Wave Sync Corp.
File No. 1-34113
                                                            Correspondence
filed October 7, 2022

       Dear Jiang Hui:

              We have reviewed your response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Correspondence filed October 7, 2022

       Consolidated Statements of Operations, page F-5

   1. We note your disclosure that the cost of revenue includes clubhouse services but none of the other costs
associated with rental income. It is also not clear what cost of services have been included relating
to cryptocurrency. As such, your presentation of gross profit on the statements of
operations appears to result in a non-GAAP measure that is based on individually tailored
accounting principles as it does not contemplate all costs of sales.
                                                        Please remove the
presentation of gross profit or otherwise address the guidance in SAB
                                                        Topic 11B.
              You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 if you
       have questions.




                               Sincerely,


                               Division of Corporation Finance

                               Office of Industrial Applications and

                               Services